SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

December 20, 2006

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: ***RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al. C.A. No. 06-04054 (Mass. Super. Ct.)***

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund (the "Fund") copies of the following documents received by the Fund in the above matter:

1 Defendants' Motion to Dismiss for Lack of Personal Jurisdiction;

2 Defendants' Memorandum in Support of Its [sic] Motion to Dismiss the Complaint for Lack of Personal Jurisdiction; and

3 Declaration of Phillip Goldstein in Support of Defendants' Motion to Dismiss for Lack of Personal Jurisdiction.

Very truly yours,

Vern D. Larkin /M.O./

Vern D. Larkin

Enclosures
cc: James M. Curtis

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054

DEFENDANTS' MOTION TO DISMISS
FOR LACK OF PERSONAL JURISDICTION

Pursuant to Rule 12(b)(2) of the Massachusetts Rules of Civil Procedure, defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein hereby move this Court for the entry of an Order dismissing them from this action for lack of personal jurisdiction. In support of this motion, defendants submit the accompanying memorandum of law and the Declaration of Phillip Goldstein.

Dated: December 13, 2006

Respectfully submitted,

Thomas G. Shapiro BBO #454680
Theodore M. Hess-Mahan BBO #557109
Shapiro Haber & Urmy LLP
53 State Street
Boston, MA 02109
(617) 439-3939

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue. Suite 306
Great Neck, New York 11021
(516) 773-6090

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the foregoing document was served upon the attorney of record for each other party by mail on December 13, 2006.

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054

DEFENDANTS' MEMORANDUM IN SUPPORT OF ITS MOTION TO DISMISS THE COMPLAINT FOR LACK OF PERSONAL JURISDICTION

I. INTRODUCTION

Defendants have been sued by RMR Hospitality and Real Estate Fund as part of the fund's effort to enforce a discriminatory and restrictive limitation on share ownership whose sole purpose is to entrench the company's management and preserve the advisory fees of the fund's manager. Defendants, none of whom do or solicit business in Massachusetts, move to dismiss this action for lack of personal jurisdiction pursuant to Massachusetts Rules of Civil Procedure

12(b)(2).

RMR Hospitality is a closed end investment company registered under the Investment Company Act of 1940, which has listed its shares for purchase and sale on the American Stock Exchange. While there is no regulatory or tax reason to limit share ownership in the fund, the company's "Declaration of Trust" contains an ownership limitation that is similar to those found in the charters of some Real Estate Investment Trusts ("REITs"), many of which have such provisions to receive and maintain favorable tax treatment under the federal tax laws. No such requirements or limits are imposed by the tax laws on the fund, which is not a REIT, and the only purpose of its limitation is to preclude any challenge to management. Moreover, the fund has made an exception to the ownership limitation for its own advisor, yet refuses to allow any other shareholder the same rights.

The fund now seeks to compel the defendants to litigate the enforceability of this discriminatory and bad faith limitation in an expensive proceeding in a jurisdiction with which defendants have no jurisdictional contact. While litigation may be necessary if defendants continue to try to enforce the inappropriate limitation, that litigation should take place in a forum in which defendants may properly be sued.

II. <u>FACTS</u>

This case involves one issue – RHR Hospitality's effort to require Bulldog Investors General Partnership to dispose of certain shares of RMR Hospitality. It arises solely out of the ownership of shares of stock traded on the American Stock Exchange.

The defendants in this case are Bulldog Investors General Partnership ("BIGP"), certain private investment partnerships, the general partners of those partnerships, and one individual,

Phillip Goldstein (together, the "Bulldog defendants").1 As set forth in the declaration of Phillip Goldstein, all of these defendants are located in New York and New Jersey, and do not do business in Massachusetts. Moreover, none of these defendants solicit business in Massachusetts. Goldstein Declaration at ¶¶3-11.

RMR Hospitality is a Massachusetts business trust organized under the laws of the state of Massachusetts. In January, 2004, the company registered as an investment company under the Investment Company Act of 1940, and then issued shares to investors nationwide. Its shares, of which there are approximately 2.5 million, are listed and traded on the American Stock Exchange, with the expectation that they will be bought and sold by persons and institutions throughout the country. .

Plaintiff is managed by a board of trustees, officers appointed by its board of trustees and by RMR Advisors, Inc., a Massachusetts corporation. As the SEC has long recognized, investment companies are unique, and are in essence controlled by their advisors, who originally sponsor the fund's organization and control its day to day operation:

> Unlike a typical corporation, a fund generally has no employees of its own. Its officers are usually employed and compensated by the fund's investment adviser, which is a separately owned and operated entity. The fund relies on its investment adviser and other affiliates – who are usually the very companies that sponsored the fund's organization – for basic services, including investment advice, administration, and distribution.
>
> Due to this unique structure, conflicts of interest can arise between a fund and the fund's investment adviser because the interests of the fund do not always parallel the interests of the adviser. An investment adviser's interest in maximizing its own profits for the benefit of its owners may conflict with its paramount duty to act solely in the best interests of the fund and its shareholders.

1 BIGP is the beneficial owner of the shares, and has fully reported its ownership as required in filings with the SEC. For some inexplicable reason, the plaintiff has chosen to complicate the action by suing a variety of other entities as well. Those entities are Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC. Spar Advisors LLC, Phillip Goldstein and John Does Number 1-500.

SEC Interpretation: Matters Concerning Independent Directors of Investment Companies, 17 CFR Part 271, Release No. IC-24083. For this reason, the election of directors who are independent and will assiduously monitor the advisor is of paramount importance to shareholders.

RMR Hospitality is a very small investment company, in terms of net assets. It seeks to invest in the publicly traded securities of REITs, all of which are many times larger than RMR Hospitality. It holds small positions in approximately one hundred REITs and other securities and its largest single position in any one company – Winston Hotels -- constitutes a mere ½ percent of that company's outstanding common stock. Most of its investments constitute much less than a ½ percent position.

Notwithstanding the fact that it is not a REIT, and that it is at best a very small investor in REITs, RMR Hospitality included in its charter at its formation a provision that is unique to REITs. Most REITs have charter provisions prohibiting a shareholder from holding more than 10% of their stock in order to prevent them from becoming "closely held" and losing certain tax advantages. Such provisions are driven by the federal tax laws for a REIT to maintain its favorable tax status. Those tax provisions do not apply to investment companies at all, and there is no consequence, tax or otherwise, of concentrated share ownership by individuals in the case of an investment company. Of the thousands of investment companies that are registered under the 1940 Act, many of which invest in REITs, none other than those sponsored by RMR Hospitality's advisor have any limitation on the ownership of shares.

In addition to serving no tax or regulatory function, the fund's 9.8% share ownership restriction does not apply to the fund's advisor, RMR Advisors. Thus, when the board refuses to allow a shareholder to acquire more than 9.8% of the company's stock, while allowing the advisor to own an unlimited amount of the stock, it discriminates improperly against other shareholders. The only purpose of this discriminatory share restriction is to ensure that no shareholder can acquire a voting block of stock comparable to that of the advisor, and to prevent any challenge, through the shareholder franchise, to the incumbent board. Not only does this goal violate the board's fiduciary duties, but it is at odds with the purpose of the Investment Company Act of 1940 to prevent the issuance of securities with inequitable and discriminatory provisions and to ensure vigilant oversight of the investment adviser.

Because the sole subject matter of this case is the beneficial ownership of shares, and the defendants do not have any contacts with Massachusetts sufficient to convey personal jurisdiction, the plaintiff's effort to enforce a discriminatory limitation and thereby entrench management cannot be litigated here, but must instead be litigated in a forum in which the Bulldog defendants are subject to personal jurisdiction.

III. ARGUMENT

A. Standard for deciding a Rule 12 (b)(2) motion to dismiss

To find personal jurisdiction, the plaintiff has the burden of making a prima facie showing of specific facts meeting the requirements of general or specific personal jurisdiction. *Biopharma Capital, LTD., v. Lydon*, 2002 WL 31957013, *4 (Mass. Super. 2002) (citing *Foster-Miller Inc. v. Babcock & Wilson Can.*, 46 F. 3d 138, 145-146 (1st Cir. 1995)), *Droukas v. Divers Training Academy, Inc.*, 375 Mass. 149, 151, 376 N.E. 2d 548 (1978). The plaintiff must go beyond the pleadings and make affirmative proof in order to satisfy that burden. *Chlebda v. H. E. Fortna and Bro., Inc.*, 609 F.2d 1022 (1st Cir. 1979). In order to resolve the issue [of whether the plaintiff has established its burden], [a Court should] accept as true only the uncontroverted facts as they appear in the materials which [are] before the... Court. *Bliss Valley Properties, LLC v. Eliopulos*, 2005 WL 1683749, *8 (Mass. Super. 2005) (*citing Fern v. Immergut*, 55 Mass. App. Ct. 577, 579, 773 N.E. 2d 727 (2002)). Although the burden does not fall onto the Bulldog Defendants, this court can consider Bulldog Defendant's declarations, which cite ground for dismissal under 12(b)(2). *See Spring v. Geriatric Authority of Holyoke*, 394 Mass. 274, 292, 475 N.E. 2d 727 (1985). Therefore, based on Bulldog Defendant's declarations presented to the Court, coupled with Plaintiff's failure to make a prima facie showing, the Court must dismiss the complaint for lack of personal jurisdiction.

B. Massachusetts Law and Federal Law Bar This Court from Exercising Personal Jurisdiction over Bulldog Defendants

The Plaintiff asserts that this Court may exercise jurisdiction over the Bulldog Defendants under M.G.L.A. c. 223A, §3. As a result, this court is required to enter into a two prong analysis in order to determine whether it possesses personal jurisdiction over a nonresident defendant. In order to assert personal jurisdiction, this court must answer affirmatively to both whether the Massachusetts long-arm statute authorizes the assertion of jurisdiction, *see M.G.L.A. c. 223A, §§ 3(a)-(h)*, and secondly, if authorized, is the exercise of jurisdiction under Massachusetts law consistent with the basic due process requirements mandated by the United States Constitution Jurisdiction in order to assert personal jurisdiction. *Good Hope Indus., Inc. v. Ryder Scott Co.*, 378 Mass. 1, 5-6, 389 N.E. 2d 76 (1979), *Tatro v. Manor Care, Inc.*, 416 Mass. 763, 767, 625 N.E. 2d 549 (1994); and *Connecticut Nat. Bank v. Hoover Treated Wood Products, Inc.*, 37 Mass.App. Ct. 231, 233, 638 N.E. 2d 942 (1994). Plaintiff RMR Hospitality asserts that this Court has jurisdiction over Bulldog Defendants under § 3(a) of the

Massachusetts long-arm statute, transacting business in Massachusetts. However, if the plaintiff fails to establish some basis for jurisdiction though at least one of the statutory prerequisites set forth in M.G.L.A. c. 223A, this Court would be required to decline its exercise of personal jurisdiction. *Good Hope Indus., Inc.*, at 6.

C. <u>This Court May Not Assert Jurisdiction Over Nonresident Bulldog Defendants Because It Has Not Transacted Business In Massachusetts Under The Long-Arm Statute</u>

"Transacting business" within the Massachusetts long-arm statute authorizes this court to exercise personal jurisdiction over a person, who acts person's transacting any business in the Commonwealth, and it is not limited to commercial activity, but rather is general and applies to any purposeful acts by an individual, whether personal, private, or commercial, and should be construed broadly. *Nova Biomedical Corp. v. Moller*, 629 F. 2d. 190, 207 (1st Cir. 1980).

1. <u>Bulldog Defendants Do Not Solicit Investors In Massachusetts</u>

Plaintiff RMR Hospitality, in a desperate attempt to have this Court exercise personal jurisdiction over the Bulldog Defendants, has falsely asserted that Bulldog Defendants regularly solicit Massachusetts residents to be its investors and distribute advertising materials in Massachusetts, (Complaint at 6). The Bulldog Defendants do not, have not and are not in the practice of soliciting any investors whatsoever. (Goldstein Declaration at ¶¶ 3-11).2

Moreover, it is undisputed that none of the Bulldog Defendants have ever had a place of business located in the commonwealth of Massachusetts; have never been a domiciliary or resident entity of Massachusetts; have never owned a subsidiary in Massachusetts; have never

2 This is not the only incorrect allegation in the complaint. A far more troubling allegation are its false assertions of "front running" by Mr. Goldstein. This assertion, which defendants know from the SEC filings is false, is not an allegation that is necessary to RMR Hospitality's claim, and was apparently added solely to "color" the complaint and injure Mr. Goldstein's business reputation. If the litigation continues, this allegations will likely be the subject of further proceedings.

controlled any corporations in Massachusetts; have never maintained an office in Massachusetts; have never registered with the Securities Division of the Massachusetts Secretary of State; have no agent for service of process in Massachusetts; and have never solicited business in Massachusetts. (Goldstein Declaration at ¶¶2-11;Plaintiffs' Complaint at 6). As a result, Plaintiff RMR Hospitality has failed to show that Bulldog Defendants solicited in Massachusetts, and therefore cannot show that Bulldog Defendants transacted business in Massachusetts. Because Plaintiffs have not shown *M.G.L.A. c. 223A, §3(a)* is applicable here, this Court must not confer jurisdiction over the Bulldog Defendants and should dismiss this complaint for lack of personal jurisdiction.

2. **Bulldog Defendants Investment in Plaintiff Does Not Affirm Personal Jurisdiction**

In this case, it is undisputed that Bulldog Defendants only own shares of Plaintiff's stock. There is substantial authority which holds that Bulldog Defendants' ownership of shares of Plaintiff's stock may not serve as a means for this Court to exercise personal jurisdiction over Bulldog Defendants. The Supreme Court has affirmed that, "(i)t strains reason . . . to suggest that anyone buying securities in a corporation formed in [Massachusetts] 'impliedly consents' to subject himself to [Massachusetts'] . . . jurisdiction on any cause of action." *Shaffer v. Heitner*, 433 U.S. 186, 216-217 (1977). Moreover, the Massachusetts courts have affirmed that the ownership of stock in a Massachusetts corporation is not, without more, evidence of a jurisdictional contact. *Biopharama Capital, Ltd., at *4;* (citing *Johnson Creative Arts Inc. v. Wool Masters, Inc.*, 573 F. Supp. 1106, 1111 (D. Mass. 1983), affirmed 743 F. 2d. 947 (1st Cir. 1984)).

The Court in *Johnson Creative Arts, supra*, did not exercise personal jurisdiction over the first defendant because plaintiffs only showed that he was the corporation's secretary and owner of a substantial portion of the corporation's stock. However, unlike the second defendant who composed and mailed solicitation letters and accepted telephone orders from Massachusetts retailers, the plaintiffs failed to show the first defendant had any contacts with Massachusetts that constituted "transacting business". Similar to *Johnson Creative Arts Inc.*, Plaintiff RMR Hospitality has failed to show that the Bulldog Defendants are more than just shareholders, which would warrant this Court to assert personal jurisdiction over Bulldog Defendants under the Massachusetts long-arm statute. Given that defendants have shown *M.G.L.A. c. 223A, §3(a)* is inapplicable here, this Court should dismiss the complaint for lack of personal jurisdiction.

3. **<u>This Court May Not Assert Jurisdiction Over Nonresident Bulldog Defendants Because Correspondence Was Exchanged with Plaintiffs</u>**

It is undisputed that Plaintiff exchanged correspondence with Bulldog Defendants concerning Bulldog Defendants' shares of Plaintiff RMR Hospitality's stock. However, the correspondence may not be used to assert personal jurisdiction over Bulldog Defendants. Although it has been held that the mere mailing of correspondence and the initiation of telephone communication to the forum state has been held to be sufficient to confer jurisdiction, *Good Hope Indus., Inc.*, at 6, the relatedness requirement is not met merely because a plaintiff's cause of action arose out of the general relationship between the parties; rather, the action must directly arise out of the specific contacts between the defendant and the forum state. See *Bliss Valley Properties, LLC v. Eliopulos*, 2005 WL 1683749, *9 (Mass. Super. 2005).

The court in *TX Media, Inc., v. Spice Entertainment Companies, Inc.*, 1998 WL 1181686 (Mass. Super. 1998), found that correspondence from a nonresident defendant to plaintiff in the forum state did not avail the defendant to personal jurisdiction because plaintiff's causes of action against defendant did not arise from those contacts. Massachusetts has adopted a "but for" test in interpreting the "arising from" language found in M.G.L.A. c. 223A, § 3. *Id.*, at 3; (citing *Tatro v. Manor Care, Inc.*, at 771). A claim arises from a defendant's transaction of business in the forum State if the claim was made possible by, or lies in the wake of, the transaction of business in the forum State." *TX Media, Inc.*, at 3.

Therefore, here, it cannot be said that but for the defendants' correspondence with Plaintiff RMR Hospitality, BIGP's acquisition of more than 9.8% of Plaintiff's outstanding shares and the subsequent alleged noncompliance with the share limitation would not have occurred. Even without the Massachusetts correspondence, BIGP already owned the Plaintiff's shares and was allegedly in noncompliance with the share limitation of the Trust Agreement. *See Id*, at 3; *see also Fern v. Immergut* (finding no personal jurisdiction based on New York law firm's sending of a draft letter and forms to Massachusetts because it could not conceivably have caused the alleged negligent representation). Because Plaintiff has not shown *M.G.L.A. c. 223A, §3(a)* is applicable here, personal jurisdiction over the defendants does not exist.

D. **<u>This Court May Not Assert Jurisdiction Over Bulldog Defendants Because Due Process Would Be Violated</u>**

The Massachusetts long-arm statute has been construed to "function as an assertion of jurisdiction over the person to the limits allowed by the [Federal] Constitution." *Fern*, at 583. The Supreme Court has stated that in order for a nonresident defendant to be subject to jurisdiction, there must be some act by which the defendant purposefully avails itself of the privilege of conducting activities within the forum state, thus invoking the benefits and protection of its law. *Hanson v. Denckla*, 357 U.S. 235, 253 (1958). While the Massachusetts long-arm statute, M.G.L.A. 223A grants personal jurisdiction "over the person to the limits allowed by the Constitution of the United States," *Automatic Sprinkler Corp. of America v. Seneca Foods Corp.*, 361 Mass. 441, 280 N.E. 2d 423 (1972), in construing such limits the U.S. Supreme Court has held that personal jurisdiction over a nonresident defendant requires, certain minimum contacts with [the State] such that the maintenance of the suit does not offend "tradition notions of fair play and substantial justice." *Id.*, at 443 (citing "*International Shoe Co. v. Washington*, 326 U.S. 310, 316 (1945)) Here, the Bulldog Defendants do not have the certain minimum contacts with Massachusetts such that this suit would be reasonable and not offend the traditional notions of fair play and substantial justice. As a result, this Court must dismiss this complaint for lack of personal jurisdiction.

IV. CONCLUSION

The complaint in this case is based solely on the alleged ownership of shares of RMR Hospitality by the Bulldog Defendants. That share ownership does not provide a sufficient basis for personal jurisdiction over the defendants, and the action should therefore be dismissed.

Dated: December 13, 2006

Respectfully submitted,

Thomas G. Shapiro BBO #454680
Theodore M. Hess-Mahan BBO #557109
Shapiro Haber & Urmy LLP
53 State Street
Boston, MA 02109
(617) 439-3939

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, NY 11021
(516) 773-6090.

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the foregoing document was served upon the attorney of record for each other party by mail on December 13, 2006.

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054

DECLARATION OF PHILLIP GOLDSTEIN IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

I hereby declare as follows:

1. My name is Phillip Goldstein. I make this declaration in support of the Defendants' Motion to Dismiss for Lack of Personal Jurisdiction based upon my personal knowledge. I am a defendant in this action. I reside at 60 Heritage Drive, Pleasantville, New York.

2. I am the President of defendant Kimball & Winthrop, Inc., a corporation

organized under the laws of the state of Ohio. Kimball & Winthrop, Inc. is headquartered at 60 Heritage Drive, Pleasantville, New York, and conducts its business in New York.

3. Kimball & Winthrop, Inc. is the managing general partner of defendant Bulldog Investors General Partnership ("BIGP"). BIGP has offices at 60 Heritage Drive, Pleasantville, New York, and Park 80 West, Plaza Two, Saddle Brook, New Jersey, 07663. Kimball & Winthrop, Inc. does not have any officers, directors or employees living in Massachusetts, does not conduct business in Massachusetts, does not transact business in Massachusetts, has never maintained any office, mailing address, intrastate phone listing or other business facilities in Massachusetts, has never applied for nor received a certificate of authority to do business in Massachusetts, has never owned, leased or had an interest in any property or real estate in Massachusetts, has never paid or been called upon to pay any Massachusetts State tax, does not hold any licenses, charters or permits granted by the Commonwealth of Massachusetts or any county or municipal government in Massachusetts, does not presently contract and, to my knowledge, has never contracted to supply services in Massachusetts, does not and has never solicited business in Massachusetts, does not and has never engaged in a persistent course of conduct in Massachusetts, and does not derive any substantial revenue from goods used or consumed or services rendered in Massachusetts.

4. Defendants Kimball & Winthrop, Inc., Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, and Opportunity Income Plus Fund Limited Partnership are general partners of BIGP. BIGP does not conduct any business

in Massachusetts, and does not have any partners, officers, directors or employees living in Massachusetts. None of the general partners of BIGP has officers, directors or employees living in Massachusetts. BIGP and its general partners do not conduct business in Massachusetts, do not transact business in Massachusetts, have never maintained any office, mailing address, intrastate phone listing or other business facilities in Massachusetts, have never applied for nor received a certificate of authority to do business in Massachusetts, have never owned, leased or had an interest in any property or real estate in Massachusetts, have never paid or been called upon to pay any Massachusetts State tax, do not hold any licenses, charters or permits granted by the Commonwealth of Massachusetts or any county or municipal government in Massachusetts, do not presently contract and, to my knowledge, have never contracted to supply services in Massachusetts, do not and have never solicited business in Massachusetts, do not and have never engaged in a persistent course of conduct in Massachusetts, and do not derive any substantial revenue from goods used or consumed or services rendered in Massachusetts.

5. Defendant Opportunity Partners Limited Partnership ("Opportunity Partners") is a private investment partnership organized under the laws of the state of Ohio. The sole general partner of Opportunity Partners is Kimball & Winthrop, Inc. Kimball & Winthrop is responsible for all of the operations of Opportunity Partners. The approximately 95 limited partners of Opportunity Partners, like shareholders of a corporation, are passive investors who do not participate in the management of the entity

and have no role whatsoever in the operation of its business. Opportunity Partners does not solicit investors in any state. Opportunity Partners does not have any officers or employees living in Massachusetts. It does not conduct business in Massachusetts, does not transact business in Massachusetts, has never maintained any office, mailing address, intrastate phone listing or other business facilities in Massachusetts, has never applied for nor received a certificate of authority to do business in Massachusetts, has never owned, leased or had an interest in any property or real estate in Massachusetts, has never paid or been called upon to pay any Massachusetts State tax, does not hold any licenses, charters or permits granted by the Commonwealth of Massachusetts or any county or municipal government in Massachusetts, does not presently contract and, to my knowledge, has never contracted to supply services in Massachusetts, does not and has never solicited business in Massachusetts, does not and has never engaged in a persistent course of conduct in Massachusetts, and does not derive any substantial revenue from goods used or consumed or services rendered in Massachusetts. Opportunity Partners has one limited partner who is a resident of Massachusetts.

6. Defendant Full Value Partners Limited Partnership ("Full Value Partners") is a Delaware limited partnership and has its principal place of business located at Park 80 West, Plaza Two, Saddle Brook, New Jersey. The sole general partner of Full Value Partners is Full Value Advisors, LLC. Full Value Advisors is responsible for all of the operations of Full Value Partners. The approximately 75 limited partners of Full Value Partners, like shareholders of a corporation, are passive investors who do not participate

in the management of the entity and have no role whatsoever in the operation of its business. Full Value Partners does not solicit investors in any state. Full Value Partners has no partners, officers, directors or employees living in Massachusetts. It does not conduct business in Massachusetts, does not transact business in Massachusetts, has never maintained any office, mailing address, intrastate phone listing or other business facilities in Massachusetts, has never applied for nor received a certificate of authority to do business in Massachusetts, has never owned, leased or had an interest in any property or real estate in Massachusetts, has never paid or been called upon to pay any Massachusetts State tax, does not hold any licenses, charters or permits granted by the Commonwealth of Massachusetts or any county or municipal government in Massachusetts, does not presently contract and, to my knowledge, has never contracted to supply services in Massachusetts, does not and has never solicited business in Massachusetts, does not and has never engaged in a persistent course of conduct in Massachusetts, and does not derive any substantial revenue from goods used or consumed or services rendered in Massachusetts.

7. Defendant Full Value Advisors, LLC, is a New Jersey limited liability company and has its principal place of business located at Park 80 West, Plaza Two, Saddle Brook, New Jersey 07663. I am a managing member of Full Value Advisors. Full Value Advisors is the sole general partner of Full Value Partners. Full Value Advisors has no partners, officers, directors or employees living in Massachusetts. It does not conduct business in Massachusetts, does not transact business in Massachusetts,

has never maintained any office, mailing address, intrastate phone listing or other business facilities in Massachusetts, has never applied for nor received a certificate of authority to do business in Massachusetts, has never owned, leased or had an interest in any property or real estate in Massachusetts nor has it paid or been called upon to pay any Massachusetts State tax, does not hold any licenses, charters or permits granted by the Commonwealth of Massachusetts or any county or municipal government in Massachusetts, does not presently contract and, to my knowledge, has never contracted to supply services in Massachusetts, does not and has never solicited business in Massachusetts, does not and has never engaged in a persistent course of conduct in Massachusetts, and does not derive any substantial revenue from goods used or consumed or services rendered in Massachusetts.

8. Defendant Income Plus Fund Limited Partnership is a Delaware limited partnership and has its principal place of business located at Park 80 West, Plaza Two, Saddle Brook, New Jersey 07663. The sole general partner of Income Plus Fund is defendant Spar Advisors, LLC. Spar Advisors is responsible for all of the operations of Income Plus Fund. The approximately 30 limited partners of Income Plus Fund, like shareholders of a corporation, are passive investors who do not participate in the management of the entity and who do not have any role whatsoever in the operation of its business. Income Plus Fund does not solicit investors in any state. Income Plus Fund has no partners, officers or employees living in Massachusetts. It does not conduct business in Massachusetts, does not transact business in Massachusetts, has never maintained any

office, mailing address, intrastate phone listing or other business facilities in Massachusetts, has never applied for nor received a certificate of authority to do business in Massachusetts, has never owned, leased or had an interest in any property or real estate in Massachusetts, has never paid or been called upon to pay any Massachusetts State tax, does not hold any licenses, charters or permits granted by the Commonwealth of Massachusetts or any county or municipal government in Massachusetts, does not presently contract and, to my knowledge, has never contracted to supply services in Massachusetts, does not nor has it ever solicited business in Massachusetts, does not and never has engaged in a persistent course of conduct in Massachusetts, and does not derive any substantial revenue from goods used or consumed or services rendered in Massachusetts.

10. Defendant Spar Advisors LLC is a New York limited liability company and has its principal place of business located at Park 80 West, Plaza Two, Saddle Brook, New Jersey 07663. I am a managing member of Spar Advisors. Spar Advisors has no partners, officers, directors or employees living in Massachusetts. It does not conduct business in Massachusetts, does not transact business in Massachusetts, has never maintained any office, mailing address, intrastate phone listing or other business facilities in Massachusetts, has never applied for nor received a certificate of authority to do business in Massachusetts, has never owned, leased or had an interest in any property or real estate in Massachusetts, has never paid or been called upon to pay any Massachusetts State tax, does not hold any licenses, charters or permits granted by the Commonwealth

of Massachusetts or any county or municipal government in Massachusetts, does not presently contract and, to my knowledge, has never contracted to supply services in Massachusetts, does not and has never solicited business in Massachusetts, does not and never has engaged in a persistent course of conduct in Massachusetts, and does not derive any substantial revenue from goods used or consumed or services rendered in Massachusetts.

11. I am the only individual defendant in this action. I do not conduct business in Massachusetts, do not transact business in Massachusetts, have never maintained any office, mailing address, intrastate phone listing or other business facilities in Massachusetts, have never applied for nor received a certificate of authority to do business in Massachusetts, have never owned, leased or had an interest in any property or real estate in Massachusetts, have never paid or been called upon to pay any Massachusetts State tax, do not hold any licenses, charters or permits granted by the Commonwealth of Massachusetts or any county or municipal government in Massachusetts, do not presently contract and have never contracted to supply services in Massachusetts, do not and have never solicited business in Massachusetts, do not and have never engaged in a persistent course of conduct in Massachusetts, and do not derive any revenue from goods used or consumed or services rendered in Massachusetts.

12. On behalf of BIGP, I have filed, in full compliance with the rules and regulations of the Securities & Exchange Commission, Schedule 13Ds indicating the dates on which BIGP acquired or is deemed to have acquired shares of common stock of

plaintiff RMR Hospitality and Real Estate Fund. RMR Hospitality is a closed-end investment company, registered under the federal Investment Company Act of 1940. Its shares are traded on the American Stock Exchange. All shares of RMR Hospitality purchased or beneficially owned by BIGP, with the exception of 100 shares held of record (for which I have the share certificates), are beneficially held in accounts at a brokerage firm in New York.

13. I also am the beneficial owner of 6000 shares of RMR Hospitality, which are held in an account at a brokerage firm in Virginia.

I declare under pains and penalties of perjury that the foregoing is true and correct.

Executed on December 13, 2006.

Phillip Goldstein

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the foregoing document was served upon the attorney of record for each other party by mail on December 13, 2006.